                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            CLINTRIALS RESEARCH INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   188760-10-7
                                 (CUSIP Number)

                                RICHARD J. ESKIND
                             104 LYNNWOOD BOULEVARD
                           NASHVILLE, TENNESSEE 37205
                                 (615) 298-9821

                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                                FEBRUARY 22, 2001
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on Following page(s))

CUSIP NO.  188767-10-7               13D



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RICHARD J. ESKIND

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]

(3)      SEC USE ONLY




(4)      SOURCE OF FUNDS *
         NA

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                               [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.


NUMBER OF SHARES          (7)  SOLE VOTING POWER
                                       0

BENEFICIALLY              (8)  SHARED VOTING POWER
                               1,709,632 (SEE ITEM 5)

OWNED BY EACH             (9)  SOLE DISPOSITIVE POWER
                                       0

REPORTING PERSON          (10) SHARED DISPOSITIVE POWER
                               1,709,632 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,632 SHARES OF COMMON STOCK (SEE ITEM 5) (1)


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3% (SEE ITEM 5)

(14)      TYPE OF REPORTING PERSON *
          IN

------------------------

          (1) On February 22, 2001, Inveresk Research Group Limited, a corporation organized under the laws of Scotland ("Parent") and Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada") and a wholly owned subsidiary of Parent, entered into a Stockholders Agreement (the "Stockholders Agreement") with Reporting Person and other individuals and their affiliates (the "Principal Stockholders") pursuant to which each Reporting Person has agreed, among other things, in connection with the Offer (as defined in the Offer to Purchase (as defined below)) to tender all such Reporting Person shares of Common Stock of the Company (as defined below) at a price of $6.00 per share in cash or such greater amount as shall be equal to the highest price per Share (as defined in the Offer to Purchase) paid pursuant to the Offer. Under the Stockholders Agreement, each Reporting Person has granted to Parent and any nominee of Parent a proxy with respect to the Shares subject to the Stockholders Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase through the Offer and vote the Shares subject to the Stockholders Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of such Stockholders Agreement is incorporated by reference as Exhibit (2)(c) and is described more fully in Section 11 of the Offer to Purchase dated March 5, 2001 (the "Offer to Purchase"), incorporated by reference as Exhibit (2)(a).



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Introduction

         This statement (the "First Amendment") is amendment number 1 to an initial statement on Schedule 13D filed on April 1, 1994 (the First Amendment and the initial statement being referred to as the "Schedule 13D") and is filed with respect to the common stock of ClinTrials Research Inc. (the "Issuer").

Item 1.  Security and Issuer.

         Item 1 is amended and supplemented as follows:

         This statement relates to the common stock of ClinTrials Research Inc., a Delaware corporation, whose principal executive offices are located at: 11000 Weston Parkway, Cary, North Carolina 27513.

Item 4.  Purpose of Transactions.

         Item 4 is amended and supplemented as follows:

         (a)-(g) and (j) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

         (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation, Margin Regulations and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is deleted in its entirety and replaced by the following:

         (a) As of the close of business on February 22, 2001, Mr. Eskind beneficially owns in the aggregate 1,709,632 shares of the Issuer's common stock (including 500,000 shares beneficially owned through the Richard J. Eskind Grantor Retained Annuity Trust No. 2), constituting approximately 9.3% of the outstanding shares of the Issuer's common stock, based upon 18,402,852 shares outstanding as of February 22, 2001 (represented by the Issuer in its Schedule 14D-9 dated March 5, 2001).

         (b) Reporting Person shares his voting power and disposition rights with Parent, Purchaser and Inveresk Canada as more fully set forth in
         Item 6. To the best knowledge of Reporting Person, such entities have not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
         (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws. The responses of

         Reporting Person to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

         (c) (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and supplemented as follows:

         The information set forth in "Introduction", Section 9 ("Certain Information Concerning Candover Investments plc, Candover Partners Ltd., Candover 1997 Fund, Parent, Inveresk Canada and Purchaser") and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") of the Offer to Purchase that relates to the Stockholders Agreement are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is amended and supplemented as follows:

         (2)(a) Offer to Purchase (incorporated by reference to Exhibit (a)(1) of Purchaser's Schedule TO, filed with the Securities and Exchange Commission (the "Commission") on March 5, 2001).

         (2)(b) Agreement and Plan of Merger, dated February 22, 2001, among the Company, Purchaser and Parent (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on March 5, 2001).

         (2)(c) Stockholders Agreement, dated as of February 22, 2001, among Parent, Purchaser and certain Company stockholders (incorporated by reference to Exhibit(d)(2) of Purchaser's Schedule TO, filed with the Commission on March 5, 2001).

                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   March 20, 2001


                                    /s/ Richard J. Eskind
                                    --------------------------------------------
                                    Richard J. Eskind